UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 25, 2015

SUSQUEHANNA BANCSHARES, INC.

(Exact Name of Registrant Specified in Charter)

Pennsylvania	001-33872	23-2201716
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

26 North Cedar Street , Lititz, Pennsylvania	17543
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (717) 626-4721

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On February 25, 2015, Susquehanna Bancshares, Inc. (“Susquehanna”) and BB&T Corporation (“BB&T”) entered into a memorandum of understanding with plaintiffs regarding the settlement of a putative consolidated class action captioned In re Susquehanna Bancshares, Inc. Stockholder Litigation, No. CI-14-10817 (the “Actions”), pending before the Court of Common Pleas of Lancaster County, Pennsylvania (the “Court”).

The Actions relate to the Agreement and Plan of Merger, dated as of November 11, 2014, by and between BB&T and Susquehanna. Pursuant to the memorandum of understanding, Susquehanna and BB&T agreed to make available additional information to Susquehanna shareholders. The additional information is contained in the supplement (the “Supplement”) to the Proxy Statement/Prospectus of BB&T and Susquehanna, dated January 21, 2015 (the “Proxy Statement”) attached as Exhibit 99.1 hereto. The Supplement should be read in conjunction with the Proxy Statement and the documents incorporated by reference therein. After reaching agreement on the substantive terms of the settlement, the parties also agreed that the plaintiffs may apply to the Court for an award of reasonable attorneys’ fees, costs and expenses to be paid by Susquehanna, its successor in interest and/or its insurer.

Susquehanna, BB&T, and the other defendants deny all of the allegations made by plaintiffs in the Actions and believe the disclosures in the Proxy Statement are adequate under the law. Nevertheless, Susquehanna, BB&T, and the other defendants have agreed to settle the Actions in order to avoid the costs, disruption, and distraction of further litigation.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Supplement, dated February 25, 2015 to the Proxy Statement/Prospectus of BB&T Corporation and Susquehanna Bancshares, Inc., dated January 21, 2015.

Additional Information for Shareholders

Susquehanna, BB&T, and the other defendants deny all of the allegations made by plaintiffs in the Actions and believe the disclosures in the Proxy Statement are adequate under the law. Nevertheless, Susquehanna, BB&T, and the other defendants have agreed to settle the Actions in order to avoid the costs, disruption, and distraction of further litigation. BB&T has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. The S-4 has been declared effective and the Proxy Statement has been mailed to shareholders of Susquehanna. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at www.susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, Attention: Investor Relations, Telephone: (717) 626-9801.

Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUSQUEHANNA BANCSHARES, INC.
(Registrant)

By:	/s/ William J. Reuter
William J. Reuter
Chairman and Chief Executive Officer

Dated: February 25, 2015

Exhibit Index

Exhibit No.	Description

99.1	Supplement, dated February 25, 2015 to the Proxy Statement/Prospectus of BB&T Corporation and Susquehanna Bancshares, Inc., dated January 21, 2015.